Exhibit 99.41

APPENDIX A - NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER NATIONAL

INSTRUMENT 44-101 SHORT FORM PROSPECTUS DISTRIBUTIONS

(“NI 44-101”)

February 19, 2020

TO:	BRITISH COLUMBIA SECURITIES COMMISSION
AND TO:	ALBERTA SECURITIES COMMISSION

IMMUNOPRECISE ANTIBODIES LTD. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

IMMUNOPRECISE ANTIBODIES LTD.

“Jennifer Bath”
Jennifer Bath
Chief Executive Officer